PRIMERO ANNOUNCES EXPANSION OF ITS SAN DIMAS MINE TO 3,000 TPD

(Please note that all dollar amounts in this news release are expressed in U.S. dollars unless otherwise indicated.)

Toronto, Ontario, August 7, 2014 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P, NYSE:PPP) today announced it has approved the second phase expansion of its San Dimas gold-silver mine in Mexico. The Company previously elected a staged approach to the full expansion and after successfully completing the first phase of the expansion has now approved the required capital to expand the San Dimas mine and mill to 3,000 tonnes per day (“TPD”) or approximately 210,000 to 220,000 gold equivalent ounces per year1,2,3. Construction of the mill expansion is expected to begin during the first quarter of 2015, with an estimated completion during the second quarter of 2016.

Highlights:

  Attractive Economics: 78% after-tax IRR1 and a payback period within 12 months of project completion.

  Increases Production: Increases production by more than 25% over 2014 levels to approximately 215,000 gold equivalent ounces1,2,3.

  Reduces Cash Costs: Cash costs2,5 are expected to drop by around $50 per ounce from current levels to approximately $530 per gold equivalent ounce, or $300 per gold ounce on a by-product basis.

  Low Capital Cost: Currently estimated at $26.4 million including a 30% contingency.

  Increases Exposure to Spot Silver: The expansion increases Primero’s exposure to spot silver sales even with the increase in the annual silver threshold of the San Dimas silver purchase agreement.

“We are very pleased to announce the second phase of the expansion of our San Dimas mine,” said Joseph F. Conway, Chief Executive Officer. “We have already successfully expanded the mine from the approximately 1,500 TPD it was operating at when we acquired it in 2010 to the 2,500 TPD today. By taking a staged approach to expansion we significantly de-risked the project by confirming the mine is capable of delivering ore at the expanded rate. The expansion to 3,000 tonnes per day is the next stage of development that will bring San Dimas to operating at approximately 215,000 gold equivalent ounces per year by the end of the second quarter of 2016. Additionally we are also reviewing optimization strategies to increase profitability even further.”

Background

The Company has been committed to expanding and optimizing the San Dimas operation since its acquisition in 2010. The Company increased production by over 40% to the end of 2013 as a result of optimization, reserve and resource growth and the implementation of long-hole mining.

The Company completed phase one of the expansion of San Dimas mill to 2,500 TPD during the first quarter of 2014, which is expected to result in a further 15% growth in production in 2014.

Following the completion of the San Dimas 2013 Mineral Reserve and Mineral Resource estimation earlier this year the Company confirmed that it had replaced and added Mineral Reserves in the majority of areas currently being mined and in addition added new areas of Mineral Reserves. Since the Company updated its reserve and resource estimation approach at the end of 2011, following the acquisition of the mine, it has increased Mineral Reserves by 72% and replaced depletion by 188%.

The San Dimas mine’s long history of replacing Mineral Reserves combined with the Company’s success identifying new areas of mineralization give Management the confidence that with continued investment in exploration at San Dimas it is likely to continue to replace and expand Mineral Reserves.

Following the completion of the 2013 Mineral Reserve and Mineral Resource estimation the Company completed an updated five year underground mine plan at 3,000 TPD. This new mine plan shows average production of approximately 215,000 gold equivalent ounces per year. Cash costs are expected to be reduced by around $50 per ounce from current levels to an average of approximately $530 per gold equivalent ounce or $300 per gold ounce on a by-product basis.

Mining Optimization to Achieve 3,000 TPD

The mining optimization of San Dimas is ongoing, with the results of the first phase of this optimization facilitating the recent expansion to 2,500 TPD. The Company continues to implement a series of operating initiatives that will contribute to the required throughput increase to achieve 3,000 TPD. These initiatives include:

  Long Hole Mining: The Company initiated long-hole mining at San Dimas in 2013 and subsequently mined approximately 20% of the ore with this more productive method in 2013. The Company believes it can ultimately mine 40% of the ore at San Dimas using long-hole methods.

  Haulage Optimization: The Company is in the process of completing internal tunnels that connect the existing main mining area (Central Block) with the new high-grade area of mineralization (Sinaloa Graben). These tunnels will allow for shortened hauling routes, reducing costs and improving productivity. The Company has also been reducing the number of trucks, by up-sizing trucks from 20 to 30 tonnes.

  Shift Optimization: The Company is currently trialing the implementation of 24 hour, 7 day per week shifts at the San Dimas mine, representing a significant opportunity to improve productivity from the current 5.5 day 8 hour shifts.

Mill Expansion to 3,000 TPD

The Company designed the recent mill expansion to 2,500 TPD such that a further expansion to 3,000 TPD could be achieved with minimized capital and operational down-time. The expansion of the mill to 2,500 TPD was only completed at the end of the first quarter 2014. Management believes that with further debottlenecking and optimization, the existing mill infrastructure could reliably support higher than 2,500 TPD throughput. During the first half of 2014, the Company completed a preliminary internal assessment of expanding the San Dimas mill to 3,000 TPD or 1,095,000 TPY (3,190 TPD at 94% availability).

The expansion of the San Dimas mill will include an improvement and/or expansion of the current crushing, grinding, leaching and tailings thickening facilities. The existing dry tailings and waste dump storage facilities each have in excess of 10 years capacity at the expanded 3,000 TPD rate. The total current power supply capacity at San Dimas of 11 MW (including the combined expanded hydro-power capacity, grid capacity and on-site generator capacity) is also anticipated to be sufficient for the 3,000 TPD operation.

The Company will require a modification of its existing permit in order to process at the expanded dorè rate. The San Dimas mine’s existing permit allows for 240 tonnes per year of dorè production and the expansion would require a permit for 275 tonnes per year of dorè production. The permit process is expected to take approximately 180 days and does not need to be in place until the expansion work is completed in approximately 18 months. The Company currently estimates that expanding the San Dimas mill to 3,000 TPD will require approximately $26.4 million of capital investment, with approximately $6 million expenditure expected in 2014 and the remainder spread over the following eighteen months. As a result of the preliminary nature of the capital assessment a contingency factor of 30% has been included in the capital estimate.

The start of construction is expected in the first quarter of 2015 and completion by the end of the end of the second quarter of 2016.

The mill expansion estimated capital expenditures are summarized as:

Mill Expansion Preliminary Capital Estimate	US$ million
Crushing and Fine Ore Bins	$7.6
Filtration Plant	$4.5
Oxygenation Tower and Processing Tank	$1.9
Controls systems and automation	$3.0
Backup Diesel Generator	$1.8
General and administrative	$1.9
Contingency	$5.7
Total	$26.4

Detailed Engineering

The Company has retained an engineering firm with extensive plant design experience in the mining sector to assist with an optimization project that could significantly reduce the estimated capital cost for the expansion of the San Dimas mill to 3,000 TPD and at the same time create operating cost savings through process improvement. Together with the Company, they will finalize the debottlenecking and process equipment sizing started by the Company’s plant engineers and will then proceed with detailed engineering and procurement of the plant modifications. The main areas of focus include the following:

  Crushing plant and conveying.
  Grinding plant feed systems (fine ore bins).
  Leaching, thickening and pumping systems.
  Tailings pumping and filtration.
  Overall plant automation and control systems.

Increased Exposure to Spot Silver

The expansion of the San Dimas mine will ensure shareholders have improved exposure to silver following the increase in the annual silver purchase agreement threshold to 6.0 million ounces.

The expansion to 3,000 TPD is expected to allow for the Company to increase its exposure to spot silver sales to approximately 2.0 million ounces per year2 from the current 1.5 million ounces estimated in 2014 with the threshold at 3.5 million ounces. This was an important contributor to the positive economics and return of the expansion project.

(1) Major assumptions include a flat gold price per ounce of $1,300, a flat silver price per ounce of $22.

(2) Average of first five years.

(3) “Gold equivalent ounces” include silver ounces produced, and converted to a gold equivalent based on a ratio of 1,300:22.

(4) According to the silver purchase agreement between the Company and Silver Wheaton Corp., until August 6, 2014 Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of silver produced at San Dimas and 50% of any excess at $4.08 per ounce (increasing by 1% per year). Thereafter Primero will deliver to Silver Wheaton a per annum amount equal to the first 6.0 million ounces of silver produced at San Dimas and 50% of any excess at $4.20 per ounce (increasing by 1% per year). The Company will receive silver spot prices only after the annual threshold amount has been delivered.

(5) Total cash costs per gold equivalent ounce and total cash costs on a by-product basis are non-GAAP measures. Total cash costs per gold equivalent ounce is defined as cost of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs on a byproduct basis are calculated by deducting the by-product silver credits from operating costs. The Company reports total cash costs on a production basis. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

CAUTIONARY NOTE ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero. All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “potential”, “expects”, “is expected”, “promising”, “budget”, “increases”, “reduces”, “de-risks”, “scheduled”, “targeted”, “is targeting”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, “if realized”, “in the near future” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will continue”, “will allow”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements in this news release include, but are not limited to, statements regarding management’s belief that the Company is well positioned to deliver positive results; the Company’s intentions and expectations respecting the expansion of the San San Dimas production to 3,000 TPD including all associated costs and cash costs; the number of gold equivalent, gold and silver ounces expected to be produced in the first five years following the San Dimas expansion; the anticipated cash costs per gold equivalent ounce and anticipated by-product cash costs per gold ounce; the San Dimas production level based on continued positive exploration results combined with productivity enhancements; and the Company’s intentions to become an intermediate gold producer.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in the management’s discussion and analysis and the Company’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities as well as the expectations and beliefs of management and that there are no significant disruptions affecting operations; that development and expansion at San Dimas proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels or as set out in this news release; that prices for gold and silver remain consistent with the Company's expectations; that production meets expectations and is consistent with estimations; that increases in capacity and improvements in productivity improvements meet expectations; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and in Sinaloa Graben; that the geology and vein structures in Sinaloa Graben are as expected; that the ratio of gold to silver price is maintained in accordance with the Company’s expectations; that there are no material variations in the current tax and regulatory environment or the tax positions taken by the Company; that the Company can access financing, appropriate equipment and sufficient labour; that the new resource estimation methods adopted by the Company improve operating predictability, mine planning and estimating of future cash flows from operations; and that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including the risks that the Company may not be able to achieve planned production levels; dilution may be higher or recovery rates may be lower than anticipated; the Company may not be able to expand production at San Dimas; the Company may need to incur higher costs and capital expenditures for exploration and development activities; the Company may not be able to fund exploration and development expenditures; the Company may be required to change or may experience delay in its development and exploration plans with a negative impact on production; the Company may not discover mineralization in minable quantities; the exchange rate between the Canadian dollar, the Mexican peso and the United States dollar may change with an adverse impact on the Company’s financial results; the Company may not be able to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities, and its management’s discussion and analysis, which are all available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.